UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Clarient, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)
180489 10 6
(CUSIP Number)
Brian J. Sisko, Senior Vice President & General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087-1945
(610) 293-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Scientifics, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Pennsylvania

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,287,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		49,287,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	49,287,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	61.7% (See Item 5)

14	TYPE OF REPORTING PERSON

	CO
* Excludes an aggregate of 28,078 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Delaware, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,848,573

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		45,848,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,848,573

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	57.4% (See Item 5)

14	TYPE OF REPORTING PERSON

	CO
* Excludes an aggregate of 28,078 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6

1	NAMES OF REPORTING PERSONS Safeguard Scientifics (Delaware), Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,438,721

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,438,721

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,438,721

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑ *

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.3% (See Item 5)

14	TYPE OF REPORTING PERSON

	CO
* Excludes an aggregate of 28,078 shares of common stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer. The Reporting Persons disclaim beneficial ownership of such shares.

CUSIP No.	180489 10 6
This Amendment No. 12 to Schedule 13D amends and supplements the Schedule 13D, as amended, previously filed by the Reporting Persons relating to the ownership of the common stock, $0.01 par value per share (“Common Stock”), of Clarient, Inc., a Delaware corporation (the “Company”), as described in the following items:
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 is amended to include the following:
On February 27, 2009, Safeguard Delaware, Inc. (“SDI”) entered into the Second Amended and Restated Senior Subordinated Revolving Credit Agreement with the Company (the “Facility”). The Facility renewed, expanded and extended an existing credit facility between the parties into a credit facility in the aggregate maximum amount of $30.0 million. In connection with the Facility, the Company issued to SDI warrants to purchase 500,000 shares of Company Common Stock. The warrants have a five-year term, were fully vested upon issuance and have an exercise price equal to $1.376.
In connection with the initial closing under that certain Stock Purchase Agreement dated March 25, 2009, between the Company and Oak Investment Partners XII, Limited Partnership (“Oak”), the Company repaid $14 million of amounts outstanding under the Facility, and the Facility was amended to reduce the maximum aggregate amount which may be outstanding under the Facility from $30.0 million to $10.0 million.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended to include the following:
The acquisition of the warrants described above was directly linked to, and in consideration of, the provision by SDI of the Facility to the Company.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
The disclosure previously contained in Item 5 is amended and restated in its entirety as follows:
The table below sets forth the aggregate number of shares and percentage of the Company’s outstanding shares of Common Stock beneficially owned by each Reporting Person. Except as otherwise noted, each person listed has sole voting and dispositive power over all shares listed opposite its name.
No Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV previously filed by Reporting Persons has consummated any transaction in the Company’s shares of Common Stock during the past 60 days other than as set forth herein.

	Beneficial Ownership
	Number of	Percentage
	Shares	of Total (1)
Safeguard Scientifics, Inc. (2)(3)	49,287,294	61.7%
Safeguard Delaware, Inc. (3)(4)(5)	45,848,573	57.4%
Safeguard Scientifics (Delaware), Inc. (3)(5)	3,438,721	4.3%

(1)	For purposes of this schedule, the percentage of ownership calculations are based upon 77,049,286 outstanding shares of Common Stock, as reported in the Company’s Form 10-K for the year ended December 31, 2008, and an aggregate of 2,803,473 shares of Common Stock underlying warrants held by SDI; however, warrants, options or other derivative securities held by others are excluded.

(2)	Includes the 43,045,100 directly held shares of Common Stock and warrants to purchase 2,803,473 shares of Common Stock beneficially owned by SDI and the 3,438,721 shares of Common Stock beneficially owned by Safeguard Scientifics (Delaware), Inc. (“SSDI”). Safeguard Scientifics, Inc. (“Safeguard”) is the sole stockholder of each of SDI and SSDI. Safeguard and each of SDI and SSDI have reported that Safeguard, together with each of SDI and SSDI, respectively, have shared voting and dispositive power with respect to the shares of Common Stock beneficially owned by each of SDI and SSDI, respectively.

(3)	Excludes an aggregate of 28,078 shares of Common Stock held by certain executive officers and directors of the Reporting Persons and 21,354 shares that have been pledged to Safeguard Scientifics, Inc. as collateral for a loan it provides to a former officer, of which the Reporting Persons disclaim beneficial ownership.

(4)	Includes warrants to purchase 2,803,473 shares of Common Stock.

(5)	SDI and SSDI are wholly owned subsidiaries of Safeguard.

CUSIP No.	180489 10 6

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
In addition to the agreements previously filed as exhibits to Schedule 13D and amendments thereto:
1.	Reporting Persons and the Company are parties to the Second Amended and Restated Senior Subordinated Revolving Credit Agreement dated as of February 27, 2009, as amended (pursuant to which Reporting Persons acquired the warrants reported above under Item 3); and

2.	Reporting Persons are parties to a Stockholders Agreement with Oak, dated March 26, 2009, pursuant to which Reporting Persons have agreed, among other matters, (ii) to vote the securities held by Reporting Persons in favor of the approval required by Nasdaq in connection with the transactions contemplated in that certain Stock Purchase Agreement between the Company and Oak dated March 25, 2009 and (ii) until December 31, 2010, to withhold their vote in favor of a sale of all or substantially all of the consolidated assets of the Company or any merger, consolidation or similar transaction requiring a vote of the Company’s stockholders unless certain conditions specified in the Stockholders Agreement have been satisfied.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
The following is a list of exhibits filed by Reporting Persons as part of this Amendment No. 12 to Schedule 13D. For exhibits that previously have been filed, the Reporting Persons incorporate those exhibits herein by reference. The exhibit table below includes the Form Type and Filing Date of the previous filing and the original exhibit number in the previous filing which is being incorporated by reference herein. Documents which are incorporated by reference to filings by parties other than Safeguard are identified in footnotes to this table.

		Incorporated Filing
		Reference
				Original
Exhibit		Form Type &		Exhibit
Number	Description	Filing Date		Number
99.1	Second Amended and Restated Senior Subordinated Revolving Credit Agreement dated as of February 27, 2009 by and between Safeguard Delaware, Inc. and Clarient, Inc.		(1)	10.3
99.2	Stockholders Agreement dated March 26, 2009 by and among Safeguard Delaware, Inc., Safeguard Scientifics (Delaware), Inc., Safeguard Scientifics, Inc. and Oak Investment Partners XII, Limited Partnership		(2)	10.6

(1)	Incorporated by reference to the Current Report on Form 8-K filed on March 2, 2009 by Clarient, Inc. (SEC File No. 000-22677)

(2)	Incorporated by reference to the Current Report on Form 8-K filed on March 27, 2009 by Clarient, Inc. (SEC File No. 000-22677)

CUSIP No.	180489 10 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 27, 2009	Safeguard Scientifics, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Senior Vice President & General Counsel

Date: March 27, 2009	Safeguard Delaware, Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President

Date: March 27, 2009	Safeguard Scientifics (Delaware), Inc.
	By:	BRIAN J. SISKO
Brian J. Sisko
Vice President